UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549





                                    FORM 11-K





                      FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                      REPURCHASE SAVINGS AND SIMILAR PLANS
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
|X|ANNUAL  REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES  EXCHANGE ACT OF
   1934

        For the fiscal year ended December 31, 2005

                                                                  OR

|_| TRANSITION  REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
    OF 1934

        For the transition period from              to

                        Commission File Number 001-11141





A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           CENTRAL FREIGHT LINES, INC.
                               401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           CENTRAL FREIGHT LINES, INC.
                               5601 W. WACO DRIVE
                                WACO, TEXAS 76702


                           CENTRAL FREIGHT LINES, INC.
                               401(k) Savings Plan

                                TABLE OF CONTENTS



                                                                                                                    Page
                                                                                                                   Number


Report of Independent Registered Public Accounting Firm..............................................                 1

Statements of Net Assets Available for Benefits......................................................                 2

Statement of Changes in Net Assets Available for Benefits............................................                 3

Notes to Financial Statements........................................................................               4 - 8

Supplemental Schedule: *

     Schedule H, Line 4.i. - Schedule of Assets (Held at End of Year)................................                 9

Exhibits

Exhibit 23.1         Consent of Independent Registered Public Accounting Firm



* Other  schedules  required by 29 CFR  2520.103-10 of the Department of Labor's
Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM


The Plan Sponsor of the
Central Freight Lines, Inc. 401(k) Savings Plan

     We have audited the accompanying statements of net assets available for benefits of the Central Freight Lines, Inc. 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U. S. generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Pattillo, Brown & Hill, L.L.P.

Waco, Texas
May 26, 2006


401 WEST HIGHWAY 6    P. O. BOX 20725  WACO, TX 76702-0725 (254) 772-4901
FAX: (254) 772-4920   www.pbhcpa.com
AFFILIATE OFFICES: BROWNSVILLE, TX (956) 544-7778  HILLSBORO, TX (254) 582-2583
       TEMPLE, TX (254) 791-3460      ALBUQUERQUE, NM (505) 266-5904

                           CENTRAL FREIGHT LINES, INC.
                               401(k) SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2005 AND 2004



                                                                                      2005                    2004
                                                                              ---------------------    --------------------

ASSETS
   Investments, at fair value:
      Mutual funds                                                            $     118,318,681        $     120,215,249
      Interest in collective trust fund                                              14,431,318               14,228,555
      Company stock                                                                      30,334                   19,637
      Participant loans                                                               8,875,464                9,519,988
                                                                              -----------------        -----------------
                                                                                    141,655,797              143,983,429

   Contributions receivable - employer
                                                                                        483,536                  519,097
   Contributions receivable - employee                                                  205,696                  213,482
                                                                              -----------------        -----------------

            Net Assets Available for Benefits                                 $     142,345,029        $     144,716,008
                                                                              =================        =================


See accompanying notes to financial statements.

                           CENTRAL FREIGHT LINES, INC.
                               401(k) SAVINGS PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 2005

                                                                                                         2005
                                                                                              ---------------------------

ADDITIONS
   Additions to net assets attributed to:
      Investment income:
         Net appreciation (depreciation) in fair value
            of investments                                                                    $         1,975,930
         Interest and dividends                                                                         5,124,090
      Contributions:
         Participants                                                                                   5,771,546
         Employer                                                                                       1,916,931
                                                                                                        ---------
               Total Additions                                                                         14,788,497
                                                                                                       ----------

DEDUCTIONS
   Deductions from net assets attributed to:
      Benefits paid to participants                                                                    17,080,588
      Administrative expenses                                                                              78,888
                                                                                                       ----------
               Total Deductions                                                                        17,159,476
                                                                                                       ----------

NET DECREASE                                                                                          (2,370,979)

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                                                                  144,716,008
                                                                                                      -----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                                                                $       142,345,029
                                                                                                      ===========


See accompanying notes to financial statements.

                           CENTRAL FREIGHT LINES, INC.
                               401(k) Savings Plan

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2005 AND 2004



1. DESCRIPTION OF PLAN

The following description of Central Freight Lines, Inc.'s (the Company) 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan available to all fulltime employees of the Company who have three months of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants are permitted to contribute up to the lessor of 20% of their annual compensation or $14,000 for 2005 and $13,000 for 2004 to the Plan on a tax-deferred basis. Participants may also contribute an additional 1% to 10% on an after-tax basis with total contributions not exceeding 20% of their annual compensation. The Company contributes a matching amount of participants' eligible contributions, ranging from 50% to 100% of each participant's eligible contributions, up to 5% of the employee's earnings. The matching percentage is calculated quarterly based on an operating ratio, which is defined in the Plan agreement. Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers 22 mutual funds, a collective trust fund, and Company stock as investment options for participants.

Profit-sharing amounts may be contributed at the option of the Company's Board of Directors and are allocated to participant accounts on the last day of the Plan's fiscal year based on an equal dollar amount per participant. No discretionary contributions were made during 2005 and 2004. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of Plan earnings and charged with an allocation of administration expenses. Allocations are based on participant annual earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.



                                   (continued)

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions is graduated at 20% per year, beginning at 40% at the end of the second year of service, up to 100% after the earlier of five full years of service, age 59, death or total disability.

Participants' Loans

Participants may borrow from the vested portion of their account balance a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. Plan loans must be repaid within five years; however, if the loan is used to acquire a principal residence of the participant, the loan may be repaid within 10 years. Rates of interest range from 5% to 10.5%.

Payment of Benefits

On termination of service, a participant may elect to receive (i) an immediate lump sum payment; (ii) a deferred lump sum in cash; or (iii) periodic installments over a period not to exceed the life expectancy of the participant and beneficiary for the vested portion of the participant's account. Additionally, participants whose account balance was transferred from the Jaguar Fast Freight, Inc. 401(k) Savings Plan may elect to receive (i) an annuity for life; (ii) an annuity for life, and upon death, a 100%, 66(2)/3%, or 50% annuity for the participant's spouse; or (iii) an annuity for the joint lives of the participant and spouse with 100%, 66(2)/3%, or 50% of such amount payable after the death of both participant and spouse, or (iv) an annuity for life with installment payments for a certain period (limited to life expectancy).

Forfeitures

A forfeiture is the non-vested portion of a terminated participant's account balance. These forfeitures are used first to pay Plan fees and expenses and then reduce Company contributions in the year the forfeitures occurred.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.




                                   (continued)

Investments

The Plan's investments in units of the collective trust fund, mutual funds and Company stock are accounted for at fair value as determined by quoted market prices. Participant loans are valued at the unpaid principal balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting periods. Actual results could differ from those estimates.


3. INVESTMENTS

The following table presents the investments at December 31, 2005 and 2004, all of which are participant directed. Investments that represent five percent or more of the Plan's net assets are separately identified.


                                                                                       2005                             2004
                                                                                 ----------------                 ----------------

Investments at fair value as determined
  by quoted market price:
     Mutual Funds:
        Fidelity U.S. Bond Index                                                  $    34,543,022                  $    36,941,619
        Fidelity Dividend Growth Fund                                                  25,062,513                       27,650,229
        Vanguard Institutional Index Fund                                              22,230,810                       24,168,737
        Columbia Acorn Fund - Class Z                                                   9,050,730                        8,306,763
        Others                                                                         27,431,606                       23,147,901
                                                                                 ----------------                  ----------------
            Total Mutual Funds                                                        118,318,681                      120,215,249
                                                                                 ----------------                  ----------------

  Interest in Collective Trust Fund:
    Fidelity Managed Income Portfolio                                                  14,431,318                       14,228,555
                                                                                 ----------------                  ----------------
        Total Interest in Collective Trust Fund                                        14,431,318                       14,228,555
                                                                                 ----------------                  ----------------
  Company stock:
    Central Freight Lines, Inc. common stock                                               30,334                           19,637
                                                                                 ----------------                  ----------------
        Total Company stock                                                                30,334                           19,637
                                                                                 ----------------                  ----------------
  Investments at Estimated Fair Value
    Unpaid principal of participants' loans
     (5% - 10.5%)                                                                       8,875,464                        9,519,988
                                                                                 ----------------                  ----------------
                                                                                   $  141,655,797                      143,983,429
                                                                                 ================                  ================


                                   (continued)

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                         2005
                                                    ------------
           Mutual Funds                             $ 1,975,930
                                                    ============


4. TRUSTEE CERTIFICATION

As of and for the year ended December 31, 2005, the investment and related activity for which the statement of net assets available for Plan benefits, the statement of changes in net assets available for Plan benefits, and the supplemental schedules were derived, has been certified by the Trustee of the Plan, as being complete and accurate as required by 29 CFR 2520, 103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.


5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.


6. TAX STATUS

The Plan was amended and restated on March 1, 2002, to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The provisions of the Plan amendment are effective for the year ended December 31, 2002, and do not have a significant effect on net assets. The Plan obtained its latest determination letter on April 16, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


7. PARTY-IN-INTEREST TRANSACTIONS

All Plan investments are managed by Fidelity Investments Institutional Operations Company, Inc. Fidelity Investments Institutional Operations Company, Inc. is trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan added Company stock as an investment election in January 2004. At December 31, 2005 and 2004, the Plan held investments in Company common stock with fair value of $30,334 and $19,637, respectively.


                                   (continued)

The Plan has not considered Company contributions to the Plan or benefits paid by the Plan for participants as party-in-interest transactions.

CENTRAL FREIGHT LINES
401(K) SAVINGS PLAN
PLAN SPONSOR'S EMPLOYER IDENTIFICATION NUMBER (EIN) - 91-1811311
PLAN NUMBER (PN) - 001

SCHEDULE H, PART 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
   AS OF DECEMBER 31, 2005

------- ------------------------------ -------------------------------------------------------- ------ -------------------
 (a)                 (b)                                         (c)                             (d)          (e)
        Identity of issue, borrower,     Description of investment including maturity date,     Cost     Current Value
           lessor or similar party       rate of interest, collateral, par or maturity value
------- ------------------------------ -------------------------------------------------------- ------ -------------------

                                       Mutual funds:

        Pacific Mgmt                      PIMCO Total Return Fund - Admin                                $      847,996
        Columbian Mgmt                    Columbia Acorn Fund - Class Z                                       9,050,730
        Vanguard Group                    Vanguard Institutional Index Fund                                  22,230,810
        Dodge & Cox                       Dodge & Cox Stock Fund                                              7,026,595
        Artisan Partners                  Artisan Mid Cap Fund                                                  820,162
        Lord, Abbett & Co.                Lord Abbett Mid Cap Value Fund                                      1,453,291
        Capital Mgmt                      Growth Fund of America - Class R4                                     997,535
        NFJ Inv Group                     PIMCO NFJ Small Cap Value Fund                                      1,514,679
  *     Fidelity                          Fidelity Diversified International Fund                             2,785,824
  *     Fidelity                          Fidelity Dividend Growth Fund                                      25,062,513
  *     Fidelity                          Fidelity Freedom Income Fund                                          966,402
  *     Fidelity                          Fidelity Freedom 2010 Fund                                          1,447,859
  *     Fidelity                          Fidelity Freedom 2020 Fund                                          4,775,664
  *     Fidelity                          Fidelity Freedom 2030                                               3,883,908
  *     Fidelity                          Fidelity U. S. Bond Index Fund                                     34,543,022
  *     Fidelity                          Fidelity Freedom 2040 Fund                                             53,309
  *     Fidelity                          Fidelity Freedom 2000 Fund                                             66,550
  *     Fidelity                          Fidelity Retirement Money Market                                       67,043
  *     Fidelity                          Fidelity Freedom 2005                                                 126,927
  *     Fidelity                          Fidelity Freedom 2015                                                 264,781
  *     Fidelity                          Fidelity Freedom 2025                                                 238,271
  *     Fidelity                          Fidelity Freedom 2035                                                  94,810
                                                                                                          -------------
                                                   Total Mutual funds                                       118,318,681
                                                                                                          -------------
                                       Collective trust fund:
  *     Fidelity                          Fidelity Managed Income Portfolio                                  14,431,318
                                                                                                          -------------
                                                   Total Collective trust fund                               14,431,318
                                                                                                          -------------
                                       Company stock:

  *     Central Freight Lines, Inc.       Central Freight Lines, Inc. Common stock                               30,334
                                                                                                          -------------
                                                   Total Company stock                                           30,334
                                                                                                          -------------

  *     Participant Loans              Notes bearing interest from 5% to 10.5%
                                             with various due dates                                           8,875,464
                                                                                                          -------------
                                                   Total Participant loans                                    8,875,464
                                                                                                          -------------

                                                   Total Investments                                     $  141,655,797
                                                                                                         ==============
        Represents a
        party-in-interest to the
  *     Plan.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           CENTRAL FREIGHT LINES, INC.
                               401(K) SAVINGS PLAN

  By: /s/ Jeffrey A. Hale
          Jeffrey A. Hale, on behalf of Central Freight
          Lines, Inc. as the Plan Administrator

          Date: June 29, 2006

                                                                    Exhibit 23.1




                        CONSENT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-111795 on Form S-8 of Central Freight Lines, Inc. of our report dated May 26, 2006 appearing in this Annual Report on Form 11-K of Central Freight Lines, Inc. 401(k) Savings Plan for the year ended December 31, 2005.

/s/ Pattillo, Brown & Hill, L.L.P.


Waco, Texas
May 26, 2006